FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 October 2011

HSBC BANK PLC SELLS CAMBRIDGE WATER PLC

HSBC Bank plc, a wholly owned subsidiary of HSBC Holdings plc, has today sold Cambridge Water PLC ("Cambridge Water") to South Staffordshire Plc, an indirect wholly-owned subsidiary of investment funds managed by Alinda Capital Partners. The transaction comprises Cambridge Water's regulated and non-regulated activities. As at 31 December 2010, Cambridge Water had audited gross assets of £61.6m.

Media enquiries to Robert Baker on +44 (0)20 7992 5799 or at robert1.baker@hsbcib.com

Notes to editors:
1. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

2. South Staffordshire Plc
South Staffordshire Plc is a private company limited by shares and incorporated in the United Kingdom. It is an indirect wholly-owned subsidiary of investment funds managed by Alinda Capital Partners. South Staffordshire Plc is the holding company for South Staffordshire Water PLC and its other non-regulated service businesses that operate predominantly in the UK water sector.

3. Alinda Capital Partners
Alinda Capital Partners ("Alinda") is an independent firm that is the largest manager in the United States of America of pension assets for investment in infrastructure and the third largest in the world, with over $7 billion of funds under management. Alinda's investors are predominantly U.S. and European pension funds, and include some of the largest institutional investors in the world. Alinda has ownership interests in airports, roads, bridges and a tunnel, a rail service, natural gas distribution utilities, natural gas pipelines and storage, water supply and wastewater treatment, renewable energy production, telecommunications networks, water tanks and other infrastructure assets providing essential services to communities. Infrastructure companies in which Alinda has ownership interests operate in 30 states in the United States of America as well as in Canada and Europe. These businesses employ over 15,000 people and serve over 125 million customers annually in more than 400 cities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 04 October, 2011